VIA EDGAR

January 17, 2014

United States Securities and Exchange Commission

Division of Corporation Finance

Attention: Ms. Tia L. Jenkins, Senior Assistant Chief Accountant

100 F Street, Northeast

Washington D.C. 20549

Re:	Amedisys, Inc.
Form 10-K for Year Ended December 31, 2012
Filed March 12, 2013
Form 10-Q for Quarterly Period Ended September 30, 2013
Filed November 12, 2013
File No. 000-24260

Dear Ms. Jenkins:

Amedisys, Inc. (“Amedisys” or the “Company”) is submitting this letter in response to the comments received from the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) regarding the above-referenced filings (our “2012 Form 10-K” and “9/30/13 Form 10-Q”), as provided in your letter to the Company dated December 16, 2013 (the “Comment Letter”). For ease of reference, each of the comments in the Comment Letter is included immediately preceding our response to the comment, and the headings and numbered responses in this response letter correspond to the headings and numbered comments contained in the Comment Letter.

2012 Form 10-K

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 36

Liquidity and Capital Resources, page 43

Cash Flows, page 43

Staff Comment 1:

We note significant fluctuations in your cash flows from operating activities during the periods presented. Your net cash provided by operating activities decreased by $65.0 million and $72.0 million during the years ended December 31, 2011 and 2012, respectively. We note that you have provided a general discussion for the reasons for the change. However, your discussions did not clearly identify the specific quantitative effect of the underlying causal factors responsible for the change. To enhance an

Ms. Tia Jenkins

United States Securities and Exchange Commission

January 17, 2014

investor’s understanding, please confirm that in future filings, you will include robust discussions describing and quantifying the specific effect of the significant drivers that contributed to the material changes in your operating cash flow. Please provide us with a draft of the proposed disclosures to be included in future filings.

Amedisys’ Response 1:

In future filings, we will quantify the material changes in our operating cash flows in the “Liquidity and Capital Resources – Cash Flows” section as noted in the draft disclosure below.

Cash provided by operating activities decreased $71.7 million during 2012 compared to 2011 and decreased $65.1 million during 2011 compared to 2010. The reductions in cash provided by operating activities are primarily due to the $43 million and $62 million reductions in operating income that resulted from the 2012 and 2011 CMS rate cuts, respectively. In addition, we had an increase in our days revenue outstanding in 2012 and 2011 which reduced our cash flow from operations by $25.3 million and $10.5 million, respectively. For additional information regarding our decline in operating performance and increase in our days revenue outstanding, see “Results of Operations” and “Outstanding Patient Accounts Receivable”, respectively. The recognition of the goodwill and intangible asset impairment charge of $162.1 million and $579.9 million, which resulted in the net loss for 2012 and 2011, is a non-cash item and therefore had no impact on our cash flow from operations.

We would like to point out that we did quantify the $43 million and $62 million reductions in operating income resulting from the 2012 and 2011 CMS rate cuts, respectively, that is responsible for the majority of this change in the section beginning on page 38 of our 2012 Form 10-K captioned “Results of Operations – Consolidated – Year Ended December 31, 2012 Compared to the Year Ended December 31, 2011” and “– Year Ended December 31, 2011 Compared to the Year Ended December 31, 2010” in Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”).

Please note that, throughout this letter, where we provide samples of draft disclosure that we will include in future filings, the language that we are providing reflects our current intentions, however, because we continually seek to refine and improve our disclosures, our actual future filings may include language that differs from the language included in this letter. Additionally, there may be developments in the matters discussed in the disclosure, we may reassess any of the matters in connection with the preparation of our filings, and we may no longer be required to include disclosure for certain prior periods included in the samples.

Critical Accounting Policies, page 48

Goodwill and Other Intangible Assets, page 52

Staff Comment 2:

We note you recognized goodwill impairment charges of $157.9 million and $570.8 million relating to your home health reporting unit during the years ended December 31, 2012 and 2011, respectively. Considering your net losses, closure of several care centers, goodwill impairment charges during the periods reported and significance of goodwill, to enhance investor’s understanding regarding your recent impairment testing of goodwill, please provide us with and confirm that you will disclose in future filings the following:

•	Clarify what you consider a reporting unit and your basis;

Ms. Tia Jenkins

United States Securities and Exchange Commission

January 17, 2014

•	Of the total number of reporting units to which goodwill is allocated, how many were impaired at the date of the most recent test;

•

Clarify how many reporting units, if any, were considered at risk of impairment (i.e. in step one of the impairment test, the reporting unit has a fair value that is not substantially in excess of its carrying value) and

•

For any at-risk reporting unit, provide us with (i) the percentage by which fair value exceeded carrying value as of the date of the most recent test, (ii) the amount of goodwill allocated to the reporting unit, (iii) a description of the methods and key assumptions used and how the key assumptions were determined, (iv) a discussion of the degree of uncertainty associated with the key assumptions (i.e. the discussion regarding uncertainty should provide specifics to the extent possible (e.g., the valuation model assumes recovery from a business downturn within a defined period of time)), and (v) a description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

Amedisys’ Response 2:

We consider our home health and hospice operating segments described in Note 15 – Segment Information to our consolidated financial statements included in our 2012 Form 10-K to constitute individual reporting units for goodwill impairment testing purposes.

Our home health segment delivers a wide range of services in the homes of individuals who may be recovering from surgery, have a chronic disability or terminal illness or need assistance with the essential activities of daily living. We consider each of our home health care centers to constitute an individual business for which discrete financial information is available. However, we consider our home health care centers to have substantially similar economic characteristics, including similarities in financial performance, nature of services, operating processes and customers, and have aggregated these components into a single reporting unit.

Our hospice segment provides palliative care and comfort to terminally ill patients and their families. We consider each of our hospice care centers to constitute an individual business for which discrete financial information is available. However, we consider our hospice care centers to have substantially similar economic characteristics, including similarities in financial performance, nature of services, operating processes and customers, and have aggregated these components into a single reporting unit.

The majority of our resource allocating decisions, capital expenditure programs and other significant internal investments are for the benefit of our home health reporting units or hospice reporting units as a whole and not specifically for any one care center or sub-set of care centers.

As described on page 37 of our 2012 Form 10-K captioned “Goodwill Impairment” in MD&A we completed our annual impairment test of goodwill and intangible assets as of October 31, 2012 and recorded a non-cash goodwill impairment charge of $157.9 million during the fourth quarter of 2012 primarily related to our home health reporting unit. Our hospice reporting unit’s fair value exceeded book value by 9%. Our hospice reporting unit goodwill at December 31, 2012 was $191.4 million.

Ms. Tia Jenkins

United States Securities and Exchange Commission

January 17, 2014

The following table included on page F-18 in Note 5—Goodwill and Other Intangible Assets, Net to our consolidated financial statements included in our 2012 Form10-K identifies our current reporting units and the related goodwill activity as follows:

	Goodwill
	Home Health	Hospice	Total
Balances at December 31, 2009	$719.9	$67.0	$786.9
Additions	3.4	1.1	4.5

Balances at December 31, 2010	723.3	68.1	791.4
Additions	—	114.1	114.1
Impairment	(570.8)	—	(570.8)

Balances at December 31, 2011	152.5	182.2	334.7
Additions	23.6	9.2	32.8
Impairment	(157.9)	—	(157.9)

Balances at December 31, 2012	$18.2	$191.4	$209.6

Proposed disclosure in future Exchange Act filings:

In future interim and annual Exchange Act filings and in accordance with the goodwill disclosure provisions of ASC 350-20-50, we will disclose the following:

•	What we consider a reporting unit and our basis of determination;

•	The total amount of goodwill carried in each of our reporting units;

•	The amount by which the goodwill of any reporting unit has been impaired during the current fiscal year or since our last annual goodwill impairment testing date.

We propose that we further disclose the following where material or otherwise necessary or appropriate for presenting a comprehensive and complete view of our financial condition:

•	How many reporting units, if any, were considered at risk of impairment as of the most recent reporting date;

•

For any at-risk reporting unit determined to be at risk of goodwill impairment: (i) the percentage by which fair value exceeded carrying value as of the date of the most recent test, (ii) the amount of goodwill allocated to the reporting unit, (iii) a description of the methods and key assumptions used and how the key assumptions were determined, (iv) a discussion of the degree of uncertainty associated with the key assumptions and (v) a description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

The disclosure language we will include in our Annual Report on Form 10-K for the year ended December 31, 2013 and that we propose to include in our future Exchange Act filings for interim and annual periods during which none of our reporting units are considered at risk of goodwill impairment is as follows:

Ms. Tia Jenkins

United States Securities and Exchange Commission

January 17, 2014

Each of our operating segments described in [the notes to our financial statements] is considered to represent an individual reporting unit for goodwill impairment testing purposes. We consider each of our home health care centers to constitute an individual business for which discrete financial information is available. However, since these care centers have substantially similar operating and economic characteristics and resource allocation and significant investment decisions concerning these businesses are centralized and the benefits broadly distributed, we have aggregated these care centers and deemed them to constitute a single reporting unit. We have applied this same aggregation principle to our hospice care centers and have also deemed them to be a single reporting unit.

During [2013], we did not record any goodwill impairment charges and none of the goodwill associated with our various reporting units were considered at risk of impairment as of October 31, [2013]. Since the date of our last annual goodwill impairment test, there have been no material developments, events, changes in operating performance or other circumstances that would cause management to believe it is more likely than not that the fair value of any of our reporting units would be less than its carrying amount.

The disclosure language we will include in our future Exchange Act filings for interim and annual periods during which any reporting unit is considered at risk of goodwill impairment is as follows:

During [20xx], we did not record any goodwill impairment charges but we determined that our [home health / hospice] reporting unit was considered at risk of impairment as the fair value of the reporting unit exceeded the carrying value by less than 5% as of October 31, 20xx. The [home health / hospice] reporting unit has approximately $x.x million of allocated goodwill as of December 31, 20xx. We calculate the estimated fair value of our reporting units using discounted cash flows as well as a market approach that compares our reporting units’ earnings and revenue multiples to those of comparable public companies. To determine fair value we must make assumptions about a wide variety of internal and external factors. Significant assumptions used in the impairment analysis include financial projections of free cash flow (including significant assumptions about operations, in particular expected organic growth rates, future Medicare reimbursement rates, capital requirements and income taxes), long-term growth rates for determining terminal value, and discount rates. Our estimates of discounted cash flows may differ from actual cash flows due to, among other things, economic conditions, changes to our business model or changes in operating performance. These factors increase the risk of differences between projected and actual performance that could impact future estimates of fair value of all reporting units. Significant differences between these estimates and actual cash flows could result in additional impairment in future periods.

Financial Statements

Notes to Consolidated Financial Statements, page F-7

Note 2. Summary of Significant Accounting Policies, page F-7

Staff Comment 3:

Please confirm that in future filings you will revise to include disclosures regarding the effect that recently-issued but not effective accounting standards will have on your financial position and results of operations. Refer to SAB Topic 11M. If all recently-issued but not effective accounting standards are not expected to have a material effect upon your financial statements, you may make an aggregate assessment to that effect in a note instead of addressing each standard individually.

Ms. Tia Jenkins

United States Securities and Exchange Commission

January 17, 2014

Amedisys’ Response 3:

We currently evaluate all recently-issued but not effective accounting standards to quantify the impact upon our financial statements and provide appropriate disclosure when any such recently-issued but not effective accounting standard is applicable to our financial statements. In future filings, however, we will make the following disclosure when all recently-issued but not effective accounting standards are not expected to have a material effect upon our financial statements:

As of December 31, 2013, all recently-issued but not effective accounting standards are not expected to have a material impact on our consolidated financial statements.

Form 10-Q for Quarterly Period Ended September 30, 2013

Financial Statements

Notes to Condensed Consolidated Financial Statements, page 6

Note 6. Commitments and Contingencies, page 12

Staff Comment 4:

We note your disclosure and accrual of $150.0 million during the quarter ended September 30, 2013 related to the tentative settlement agreement to resolve both the U.S. Department of Justice investigations and the Stark Law Self-Referral matter. Tell us (a) when the tentative settlement was entered into and (b) explain how the recognition of loss contingency in third quarter 2013 vs. earlier period(s) is appropriate and how it complies with FASB ASC 450-20-25-5.

Amedisys’ Response 4:

We participated in a two-day non-binding mediation with the U.S. Department of Justice on September 25 and 26, 2013. No agreement was reached at that time. Settlement discussions continued following the mediation, however, culminating in an agreement in principle reached on October 4, 2013 to resolve the Department of Justice investigation and the Stark Law self-referral matter for the aggregate sum of $150 million plus interest. The agreement in principle, which is subject to a number of contingencies, provided for payment in two installments: (1) $115 million plus interest thereon to be payable upon execution of the settlement documents, and (2) $35 million plus interest thereon to be payable six months thereafter. We are continuing to negotiate certain terms and conditions that must be resolved in order to enter into a final settlement agreement.

In accordance with FASB ASC 450-20-25-2, we record accruals for litigation and other matters when the matters proceed to a stage at which they present loss contingencies that are both (a) probable and (b) reasonably estimable. Further, in accordance with FASB ASC 450-20-25-5, when the condition in FASB ASC 450-20-25-2(a) is met with respect to a particular loss contingency, and the reasonable estimate of the loss is a range, the condition in FASB ASC 450-20-25-2(b) is met, requiring accrual for the loss. As described in the previous paragraph, we reached an agreement in principle to resolve the U.S. Department of Justice and the Stark Law Self-Referral matters on October 4, 2013. It was not until we reached this agreement in principle that the anticipated loss related to these matters became both probable and reasonably estimable, requiring us to accrue for such loss under FASB ASC 450-20-25-2, and we recorded this accrual in our September 30, 2013 financial statements.

Ms. Tia Jenkins

United States Securities and Exchange Commission

January 17, 2014

Prior to reaching the agreement in principle with respect to U.S. Department of Justice and the Stark Law Self-Referral matters, neither a single amount nor range of loss was both probable and reasonably estimable, and therefore we did not record an accrual under FASB ASC 450-20-25-2 and/or FASB ASC 450-20-25-5 for such matters. In earlier periods, the loss contingency for these matters was “reasonably possible,” but we were not able to estimate the possible loss or range of loss. In accordance with FASB ASC 450-20-50, we disclosed the nature of the loss contingency and stated that we were not able to estimate the possible liability, if any, arising from such matters given the preliminary stage of such matters.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 18

Liquidity and Capital Resources, page 26

Liquidity, page 26

Staff Comment 5:

We note the substantial decrease in revenues for the nine month period attributed to lower volumes, lower revenue per episode and sequestration. Please tell us your consideration as to whether the decline represents a material trend or uncertainty. To the extent it represents a material trend or uncertainty please provide expanded disclosure in your future filings to include an assessment of whether these trends or uncertainties will have or are reasonably likely to have a material impact on your liquidity, capital resources and results of operations. Please provide us with draft disclosure. Refer to Section III.B.3. of Securities Act Release No. 33-8350 for guidance.

Amedisys’ Response 5:

In future filings, we will include an assessment in “Liquidity and Capital Resources – Liquidity” (page 26 of our 9/30/13 Form 10-Q) of our interim and annual Exchange Act filings of whether any trends or uncertainties will have or are reasonably likely to have a material impact on our liquidity, capital resources and results of operations as noted in the draft disclosure below:

Typically, our principal source of liquidity is the collection of our patient accounts receivable, primarily through the Medicare program. During 2013 and 2012, we have experienced material reimbursements reductions as well as lower volumes which have materially impacted our business and consolidated financial condition, results of operation and cash flows. We also expect that the 1% reduction from the rate in effect for 2013 will adversely impact our 2014 revenues. In addition, CMS proposed to reduce reimbursement rates by 3.5% for rebasing in each year from calendar year 2015 to calendar year 2017. We believe our admissions and rate of recertifications have stabilized; however, we have continued to see a decline in the number of recertifications due to lower census. Recertifications will vary based on the clinical needs of our patients. For additional information regarding our reimbursement changes see “Recent Developments – Payment”.

Ms. Tia Jenkins

United States Securities and Exchange Commission

January 17, 2014

In addition to our collection of patient accounts receivable, from time to time, we can and do obtain additional sources of liquidity by the incurrence of additional indebtedness or through sales of equity. As of the date of this filing, our availability under our $165 million Revolving Credit Facility was $143 million as we had $22 million outstanding in letters of credit.

In addition to the proposed disclosure under “Liquidity and Capital Resources – Liquidity”, we would like to point out that the sections on page 19 of our 9/30/13 Form 10-Q captioned “Recent Developments – Payment” in MD&A summarize the identifiable key trends expected to impact 2014 revenues resulting from the mandated reduction in Medicare home health base reimbursement rates for 2014. In addition, we discuss the 2% sequestration that became effective April 1, 2013 and specifically quantify the reduction in our net service revenue as a result of sequestration. Because our Medicare revenue is based on home health base reimbursement rates as established by the Centers for Medicare and Medicaid Services (“CMS”), we expect that the proposed percentage change in our rate from the rate in effect for 2013 (a 1.5% reduction) as well as the 2% reduction due to sequestration, will be the primary trends impacting our 2014 revenues. This section also describes the uncertainty surrounding the percentage change in our rate once a final rule is issued. We also describe CMS’ proposed reduction in reimbursement rates by 3.5% for rebasing in each year from calendar year 2015 to calendar year 2017. We also would like to point out that we generally address the risks of Medicare rate changes and our high concentration of Medicare revenue in the section captioned “Risks Related to Reimbursement” on page 14 of our 2012 Form 10-K, noting that “changes, including retroactive adjustments, adopted in the future by CMS could have a material adverse effect on our business and consolidated financial condition, results of operations and cash flows.”

Critical Accounting Policies, page 29

Staff Comment 6:

We note your disclosure in Note 3, page 10 that as a part of your ongoing management of your portfolio of care centers you review each care center’s financial performance, market penetration, forecasted market growth, etc. Considering (a) your history of losses for the years ended December 31, 2012 and 2011 and nine months ended September 30, 2013, (b) significant decline in revenue during the nine months ended September 30, 2013, (c) reduction in Medicare home health and hospice payments in 2013 as a result of sequestration, (d) you recorded goodwill and other intangible impairment charges of $162.1 million and $ 580.0 million during the years ended December 31, 2012 and 2011 respectively, (e) you closed several care centers during 2011 and 2012 and plan to divest approximately 50 care centers and (f) you indicated during your 2013 third quarter earnings that you identified 19 care centers that will close or consolidate in the fourth quarter, clarify for us whether you considered these events to be triggering events requiring an impairment testing of your long lived assets for recoverability as required by FASB ASC 360-10-35-21.

Amedisys’ Response 6:

Each reporting period we evaluate whether any potential triggering events occurred that would require impairment testing of our long lived assets as required by FASB ASC 360-10-35-21. Our long-lived assets primarily consist of medical equipment, computer assets, furniture and fixtures and computer software as well as a building which houses our corporate headquarters. These assets are depreciated

Ms. Tia Jenkins

United States Securities and Exchange Commission

January 17, 2014

over their estimated useful lives which range from 3 to 7 years, excluding our corporate headquarters which is being depreciated over 39 years. We acknowledge we have experienced recent financial losses and significant reductions in revenue and have recorded goodwill and intangible impairment charges as a result of our declining performance. However, these events were not considered triggering events requiring us to perform an impairment test as required by FASB ASC 360-10-35-21. Other than our corporate headquarters, our long lived assets are primarily moveable assets and easily deployed to other care centers as closures or consolidations occur. We have not experienced a significant decrease in market prices of our long lived assets, the assets continue to be used in the same manner as in other periods and there has been no significant adverse change to their physical condition. Additionally, long lived assets associated with care centers that are divested are included in the sale of the care center and we have realized gains as a result of these sales. See Note 4 – Exit Activities on page 11 of our 9/30/13 Form 10-Q for a discussion of gains realized in our divested care centers. See also our discussion of reporting units and asset groups in our response to comment 7.

Staff Comment 7:

Considering the comment above, please provide us with and confirm that you will disclose in future filings the following:

•	Clarify what you consider an asset group (e.g. individual care center);

•	Clarify how many asset groups were tested for impairment during the current fiscal year;

•	Clarify how many asset groups were considered at risk of impairment (i.e. the asset group has a fair value that is not substantially in excess of its carrying value) and

•

For any at-risk asset group, provide us with (i) the percentage by which fair value exceeded carrying value as of the date of the most recent test, (ii) a description of the methods and key assumptions used and how the key assumptions were determined, (iii) a discussion of the degree of uncertainty associated with the key assumptions (i.e. the discussion regarding uncertainty should provide specifics to the extent possible (e.g., the valuation model assumes recovery from a business downturn within a defined period of time)), and (iv) a description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

Amedisys’ Response 7:

When triggering events occur which indicate our long-lived assets may not be recoverable, we test the assets for impairment at the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets. We consider our two reporting units to be our asset groups for long-lived asset impairment testing. We consider each of our care centers to constitute an individual business for which discrete financial information is available. However, the reporting units represent the asset groups because of the interdependencies of resources throughout the individual reporting units, including the fact that long-lived assets are easily redistributed throughout the reporting unit as needed. For this reason we do not consider individual care centers as “largely independent of other assets” in generating cash flows. As noted above in our response to comment 6 we did not consider any of our asset group’s long-lived assets to be at risk of impairment and therefore did not perform an impairment test of long-lived assets during the year ended December 31, 2013.

Ms. Tia Jenkins

United States Securities and Exchange Commission

January 17, 2014

We propose to include the following disclosure in Note 2 – Summary of Significant Accounting Policies in our Form 10-K for the year ended December 31, 2013 and future Exchange Act filings:

We consider our reporting units to represent asset groups for purposes of testing long-lived assets for impairment. We assess the impairment of a long-lived asset group whenever events or changes in circumstances indicate that the asset’s carrying value may not be recoverable. Factors we consider important that could trigger an impairment review include but are not limited to the following:

•	A significant change in the extent or manner in which the long-lived asset group is being used

•	A significant change in the business climate that could affect the value of the long-lived asset group

•	A significant change in the market value of the assets included in the asset group

If we determine that the carrying value of long-lived assets may not be recoverable, we compare the carrying value of the asset group to the undiscounted cash flows expected to be generated by the asset group. If the carrying value exceeds the undiscounted cash flows, an impairment charge is indicated. An impairment charge is recognized to the extent that the carrying value of the asset group exceeds its fair value.

Legal Proceedings, page 30

Staff Comment 8:

We note you identify “certain services agreements” and inquiries “concerning several matters.” Please tell us and in future filings revise to further clarify the factual bases alleged to underlie the different inquiries. Also, advise us what time period is covered by the agreement in principle with the Department of Justice, or advise us why you are unable to provide such disclosure. Please provide us with a draft of your proposed disclosures.

Amedisys’ Response 8:

In the 9/30/13 Form 10-Q, in the first sentence of the first paragraph under Item 1A, “Risk Factors – We are the subject of a number of inquiries by the Federal government, any of which could result in substantial penalties against us”, we refer to the fact that we have made voluntary disclosure to the Federal government “concerning several matters”. This will confirm that the matters we are referring to consist of:

(a) our disclosure to CMS under the agency’s Stark Law Self-Referral Disclosure Protocol relating to certain services agreements between a subsidiary of ours and a large physician group, which is described in the second to last sentence of this paragraph, and (b) our disclosure to the Office of Counsel to the Inspector General of the United States Department of Health and Human Services (the “OIG”) pursuant to the OIG Provider Self-Disclosure Protocol regarding certain clinical documentation issues and eligibility regulatory requirements at two of our hospice care centers, which is described in the last sentence of this paragraph.

Ms. Tia Jenkins

United States Securities and Exchange Commission

January 17, 2014

These two matters are described in the last two sentences of this first paragraph. We also note that these two matters are described in Note 6 “Commitments and Contingencies” to the unaudited financial statements, (a) under “U.S. Department of Justice Civil Investigative Demand (“CID”) Pursuant to False Claims Act and Stark Law Matters” (on page 13 of the 9/30/13 Form 10-Q), and (b) under “OIG Self-Disclosure” (on page 14 of the 9/30/13 Form 10-Q). In future filings, we will revise the first sentence of the first paragraph under this caption to read as follows:

We are the subject of a number of inquiries by the Federal government, and have made voluntary disclosures to the Federal government concerning several matters, as described below in this paragraph and as described in further detail in Note 6 “Commitments and Contingencies” to the unaudited financial statements, included herein.

Under this Item 1A – Risk Factors, we refer to the fact that in May 2012, we made a disclosure to CMS under that agency’s Stark Law Self-Referral Disclosure Protocol relating to “certain services agreements” between a subsidiary of ours and a large physician group. In our future filings, we will revise this disclosure to indicate that these services agreements relate to care coordination services provided by an Amedisys employee to patients of the physician group.

We hereby advise the staff that the agreement in principle relating to the U.S. Department of Justice investigation covers the time period from 2008 through 2010. In future filings, we will revise the first sentence of the second paragraph under this caption to read as follows:

The agreement in principle covers the period from 2008 through 2010 (with respect to the DOJ investigation) and the period from 2008 through 2012 (with respect to the Stark Law Self-Referral Disclosure Protocol) and calls for payment of the aggregate sum of $150 million plus interest thereon at a rate of 2.25 percent per annum, as follows: (a) $115 million plus interest thereon to be payable upon execution of the settlement documents, and (b) $35 million plus interest thereon to be payable six months thereafter.

* * * *

In connection with responding to the Commission’s comments, we acknowledge that:

•	we are responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	we may not assert staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

Ms. Tia Jenkins

United States Securities and Exchange Commission

January 17, 2014

We are available to clarify or discuss any part of our response. Please feel free to contact me by telephone at (225) 292-2031 or by e-mail at ronnie.laborde@amedisys.com if you would like to discuss any of our responses.

Sincerely,

/s/ Ronald A. LaBorde
Ronald A. LaBorde
President and Chief Financial Officer
(Principal Financial Officer)
Amedisys, Inc.